02 September 2015

Via EDGAR:
Lyn Shenk, Branch Chief
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Re:	Issuer:	EMAV Holdings, Inc.
	Form:	10-K for the Fiscal Year Ended 31 December 2014
	Filed:	24 April 2015
	File No.:	000-53492

Dear Mr. Shenk:

Set forth below is the response of EMAV Holdings, Inc. (“EMAV”) to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that is set forth in your letter dated 18 August 2015 to Mr. Keith A. Rosenbaum, with respect to the filing referenced above. For the staff’s convenience, the text of the staff’s comment is set forth below, followed by EMAV’s response.

Form 10-K for Fiscal Year Ended 31 December 2014
Report of Indpedent Registered Public Accounting Firm

1.
In the second paragraph of the opinion of your independent registered public accounting firm, it is stated that the audits were conducted “in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).” Please amend your Form 10-K to have your auditor revise the opinion to remove the reference to “auditing” standards of the PCAOB. Audits of issuers are required to be conducted in accordance with the “standards” of the PCAOB, which covers more than solely “auditing” standards. Refer to PCAOB Auditing Standard No. 1 for guidance.

RESPONSE: On 28 August 2015 EMAV filed a Form 10-K/A which included a corrected version of the opinion of EMAV’s independent registered public accounting firm, Hartley Moore Accountancy Corporation (“HMCPA”). The opinion filed with the 10-K/A corrects the earlier opinion and provides an opinon from HMCPA in compliance with the SEC’s comment. As disclosed in the 10-K/A, due to an inadvertent miscommunication between EMAV and HMCPA the version of the opinion HMCPA intended to be filed with the Original 10-K was not filed. The opinion filed with the 10-K/A is the correct version.

As requested, EMAV hereby acknowledges that:

(1)	EMAV is responsible for the adequacy and accuracy of the disclosure in the filing;

EMAV HOLDINGS, INC. ●1900 MAIN STREET ● SUITE 300 ● IRVINE, CALIFORNIA 92614-7321
PHONE:   877•501-EMAV ● FACSIMILE:   949•851-5940 ● WEB PAGE:   www.emavholdings.com

Mr. Lyn Shenk
2 September 2015

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	EMAV may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding the foregoing, please contact the undersigned at 949-851-5996. You can also E-Mail me at keith@emavco.com.

Very truly yours,

EMAV Holdings, Inc.

BY: /s/ Keith A. Rosenbaum

NAME: Keith A. Rosenbaum

TITLE: Chief Executive Officer